                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     3     )*
                                         ----------

                                DOTRONIX, INC.
                   ----------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.05 PAR VALUE
                        ------------------------------
                        (Title of Class of Securities)


                                  258564 10 3
                    ---------------------------------------
                                 (CUSIP Number)

       WILLIAM S. SADLER, 160 FIRST STREET S.E., NEW BRIGHTON, MN 55112
       ----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 21, 1995
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                  Page 1 of 4
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CUSIP No.    258564 10 3              13D                      Page 2 of 4 Pages
          -----------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William S. Sadler
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

 NUMBER OF    |
              |  7.   SOLE VOTING POWER
  SHARES      |
              |       1,033,407
BENEFICIALLY  |
              |  8.   SHARED VOTING POWER
  OWNED BY    |
              |
    EACH      |  9.   SOLE DISPOSITIVE POWER
              |
  REPORTING   |       1,033,407
              |
   PERSON     |  10.  SHARED DISPOSITIVE POWER
              |
    WITH      |

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,033,407

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.1

14.  TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION
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                                 SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D is being filed to reflect changes in the amount and form of beneficial ownership of common stock of Dotronix, Inc.

ITEM 1.  SECURITY AND ISSUER.
- ----------------------------

     This Statement relates to the Common Stock, $.05 par value (the "Common Stock"), of Dotronix, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 160 First Street S.E., New Brighton, Minnesota 55112.

ITEM 2.  IDENTITY AND BACKGROUND.
- --------------------------------

     The undersigned, William S. Sadler, is the Chief Executive Officer of the Issuer and his business address is set forth above. He is a United States citizen.

     The undersigned, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body that resulted in judgment or final order regarding violations of federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
- ----------------------------------------------------------

     The amount of funds used by the undersigned in exercising warrants to purchase 50,000 shares of Common Stock and exercising options to purchase 21,518 shares of Common Stock on June 21, 1995, and the source of such funds was personal funds. None of such funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION.
- -------------------------------

     The purpose of Mr. Sadler's acquisition of the shares of the Issuer is for investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
- ---------------------------------------------

     The undersigned beneficially owns 1,033,407 shares of Common Stock (including (a) 10,759 shares of Common Stock that may be purchased pursuant to currently exercisable stock options that vested on June 25, 1992, (b) 10,759 shares of Common Stock that may be purchased pursuant to currently exercisable stock options that vested on June 25, 1993, (c) 190,571 shares of Common Stock directly owned and previously acquired, (d) 659,800 shares of Common Stock owned and previously acquired through Minnesota River Aviation, of which the undersigned is the sole shareholder, and (e) currently exercisable warrants to purchase 90,000 shares of Common Stock previously acquired), and (f) the 71,518 shares of Common Stock purchased on June 21, 1995 pursuant to options and warrants, reported hereby), which constitutes 24.1% of the

                                  Page 3 of 4
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shares of Common Stock of the Issuer. This percentage is based upon the denominator of 4,173,214 outstanding shares of Common Stock as of July 16, 1995, plus 90,000 shares which may be purchased pursuant to the warrant and 21,518 shares which may be purchased pursuant to currently exercisable stock options. Except as otherwise noted above, the undersigned holds sole voting power and power of disposition in connection with all such shares.

     Additionally, the undersigned's spouse owns 12,800 shares of Common Stock, for which the undersigned disclaims beneficial ownership.


ITEMS 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
- -------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
- ---------------------------

     In connection with the acquisition of 120,000 shares of Common Stock and a warrant to purchase 170,000 shares of Common Stock, the Issuer and the undersigned entered into a Purchase Agreement dated October 11, 1991 containing various representations, warranties and other obligations of the undersigned and the Issuer. In order to induce the undersigned to purchase such securities, certain registration rights were granted in connection therewith.

     In addition, the undersigned was granted by the Issuer in June 1991 options to purchase an aggregate of 32,277 shares of Common Stock, which options became exercisable in June 1992 and June 1993. The exercise prices of the options are $2.34 per share (for 10,759 shares that became exercisable in June 1992) and $1.30 per share (for 21,518 shares that became exercisable in June 1993). The undersigned was granted by the Issuer in May 1993 options to purchase an aggregate of 21,518 shares of Common Stock, half of which options became exercisable in May 1995 and half of which options become exercisable in May 1997. The exercise price of such options is $.86 per share.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
- -----------------------------------------

Exhibit 1: Purchase Agreement between the Issuer and the undersigned, including Exhibit A - Form of Stock Subscription Warrant and Exhibit B - Form of Registration Rights Agreement (incorporated by reference to Exhibit 1 to the original filing of this Schedule 13D).

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: July 20, 1995
                                      /s/ William S. Sadler
                                    -----------------------------------
                                    William S. Sadler


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